United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                           For the month of July 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F  X   Form 40-F
                                           ---           ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         (Check One) Yes     No    X
                                         ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                           Companhia Vale do Rio Doce

                                TABLE OF CONTENTS


                      This Form 6-K contains the following:

                                                                      Sequential
                                                                         Page
    Item                                                                Number
    ----                                                                ------

1.  Press Release entitled "RDME Receives Best Plants Award"
       dated July 10, 2002...............................................  1
2.  Press Release entitled "New Stage of the Igarape Bahia Mine"
       dated July 10, 2002...............................................  2

Companhia Vale do Rio Doce Logo                                  Press Release 1


                         RDME Receives Best Plants Award

Rio de Janeiro, July 10, 2002 - Companhia Vale do Rio Doce (CVRD) announces that its wholly-owned subsidiary Rio Doce Manganese Europe (RDME), a ferro-alloys producer based in Dunkirk, France, received the Best Plants Award sponsored by "L'Usine Nouvelle", INSEAD - Institut Europeen d'Administration des Affaires and "Wirtschaftswoche". The award is given annually to German and French-based companies.

The purpose of this award is to evaluate management quality, as well as recently completed improvements and their objectives. This includes reviews of the company's industrial strategy, the organization of production practices, new products development, value chain and customer relationship management, human resources and knowledge management.

This achievement is the result of the restructuring made by CVRD, since the acquisition of RDME's shareholding control in 1999. Last year, RDME obtained the ISO 14001 Certificate and the Environmental Company Award, sponsored by the French Chemical Industries Union.

CVRD is the world's second largest manganese producer, and third largest ferro-alloys producer. In 2001, manganese and ferro-alloys products accounted for 7.6% of CVRD revenues, as per US GAAP (generally accepted accounting principles) consolidation criteria.



--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700



This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

Companhia Vale do Rio Doce Logo                                  Press Release 2


                       New Stage of the Igarape Bahia Mine

Rio de Janeiro, July 10, 2002 - Companhia Vale do Rio Doce (CVRD) announces that the exploitation of the gold ore reserves in the Igarape Bahia mine, in Carajas, was discontinued, after twelve years of intense mining activity. During the 12-year period Igarape Bahia produced a total of 3,119,000 troy ounces of gold.

As of July 8, 2002, this operational unit has been integrated into the CVRD Carajas Department of Operations, which will initiate the Igarape Bahia Phase IV project. In accordance with a pre-feasibility study under development, the ore deposit is estimated to have an annual production capacity of 36,000 tons of copper and 83,600 troy ounces of gold. It is estimated that the development of the mine will begin in mid-2003 and production will begin in 2004.

The on site beneficiation plant, which was previously used for the production of gold, will be adapted to copper processing, as well as the current on site infrastructure (energy supply, offices, etc.). A preliminary estimate for this project capex is US$ 54 million, most of which will be spent during 2003 and 2004.

The copper deposit Alemao, with an annual production capacity estimated at 150,000 tons per year of copper concentrate and 218,600 troy ounces per year of gold is located below this deposit. CVRD forecasts that the Alemao project will be commissioned in 2006.

CVRD's gold production forecast for 2002 is 305,400 troy ounces, resulting from the exploitation of the Fazenda Brasileiro (Bahia) and Itabira (Minas Gerais) mines, as compared to 514,400 troy ounces produced in 2001.

It is estimated that by 2007, the total amount of gold produced by the Company will reach 950,000 troy ounces per year. Therefore, CVRD gold production will be much higher than its average production over the last few years. The recovery of the production level will occur due to the development of the Carajas copper projects, which have gold as a byproduct. Those projects are in different stages of study or implementation , such as the case of Sossego.




--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700



This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                (Registrant)


Date:  July 11, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer